UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934*

United Homes Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91060H108

(CUSIP Number)

December 11, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H108	13G

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,800,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,800,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* HC

(1) The percentage reflected is based on the sum of (i) 11,438,157 outstanding shares of Class A Common Stock on November 30, 2024, as provided under the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(3) on December 6, 2024 (the "Prospectus Supplement"), plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement as set forth in the Prospectus Supplement.

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CUSIP No. 91060H108	13G

1	NAME OF REPORTING PERSON Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,800,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,800,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC

(1) The percentage reflected is based on the sum of (i) 11,438,157 outstanding shares of Class A Common Stock as of November 30, 2024, as provided under the Prospectus Supplement, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement as set forth in the Prospectus Supplement.

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CUSIP No. 91060H108	13G

Item 1(a).	Name of Issuer

United Homes Group, Inc. ("Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices

917 Chapin Road

Chapin, South Carolina 29036

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of:

(i) Fidelity National Financial, Inc. ("FNF"); and

(ii) Fidelity National Title Insurance Company ("FNTIC")

Item 2(b).	Address of Principal Business Office or, if None, Residence

The principal business office of FNF and FNTIC is:

601 Riverside Ave

Jacksonville, Florida 32204

Item 2(c).	Citizenship

FNF is a Delaware corporation. FNTIC is a Florida corporation.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share, of the Issuer (“ Class A Common Stock”).

Item 2(e).	CUSIP Number

91060H108

Item 3.	Not applicable.

Item 4.	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Class A Common Stock of the Issuer, as of December 11, 2024, are incorporated herein by reference. As of December 11, 2024, FNF indirectly beneficially owned an aggregate of 2,800,000 shares of Class A Common Stock (which includes all of the shares of Class A Common Stock owned by FNTIC, a wholly-owned subsidiary of FNF), representing approximately 13.0% of the shares of Class A Common Stock outstanding (based on the sum of (i) 11,438,157 outstanding shares of Class A Common Stock as of November 30, 2024, as provided under the Prospectus Supplement, plus (ii) 10,168,850 shares of Class A Common Stock issued, in the aggregate, to the Holders pursuant to the Redemption Agreement as set forth in the Prospectus Supplement). Additionally, the Issuer has 36,973,876 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock," and together with the Class A Common Stock, the "Common Stock") issued and outstanding as of November 30, 2024 as provided under the Prospectus Supplement. Generally, each holder of Class A Common Stock is entitled to one vote per share, and each holder of Class B Common Stock is entitled to two votes per share, voting together as a single class. As of December 11, 2024, FNF indirectly beneficially owned 4.8% of the Common Stock and held a voting interest of 2.9%.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 17, 2024	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

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